Exhibit 99.1

Cummins Westport Announces Changes to its Board of Directors and Management Team

VANCOUVER, Dec. 12, 2014 /CNW/ - Cummins Westport Inc. (CWI) today announced changes to its Board of Directors and Management in accordance with the terms of the 50/50 Joint Venture Agreement between Cummins Inc.  (NYSE:CMI) and Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT).  The changes are effective immediately.

Board of Directors changes include:

•	Ed Pence, Cummins Vice President, High Horsepower Engine Business is stepping down as Chairman of CWI upon completion of his three year term.
•	Jim Arthurs, Executive Vice President, Heavy Duty Systems of Westport has been elected Chairman of CWI.
•	Lori Thompson, Vice President - Engine Business Marketing, Cummins Inc. is joining the Board of Directors.

Changes to the Management Team include:

•	Pervez Akhtar, Business Unit Controller at of Westport who also held positions at Siemens AG, Cooper Industries and Linamar Corporation, has been appointed Controller of CWI.
•	As previously announced, Gord Exel is stepping down as President of CWI at the end of his term and will be returning to a new assignment at Westport.
•	As previously announced, Rob Neitzke, formerly General Manager of the Construction Segment of Cummins off-highway engine business, has been appointed President of CWI.

Exel will continue to work in a support capacity with Neitzke over the coming weeks to ensure a smooth transition.

In addition to Arthurs and Thompson, the following have been elected to the CWI Board of Directors for a one year term.

•	Ashoka Achuthan, Chief Financial Officer of Westport
•	Dean Cantrell, Automotive (On-Highway) Business Controller, Cummins Inc.
•	Roe East, General Manager, Heavy-Duty and Midrange On-Highway Natural Gas Business, Cummins Inc.
•	Thomas Rippon, Executive Vice President, Global Engineering of Westport

"The Board of CWI would like to sincerely thank Ed Pence for his exceptional leadership as Chairman for the past three years," said Jim Arthurs, Chairman-elect.  "He brought a wealth of experience and knowledge of our industry, and made a major contribution to CWI's success.  We would also like to thank Gord Exel once again for his excellent work as President."

About Cummins Westport Inc.
Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for medium- and heavy-duty transportation applications such as trucks and buses. Cummins Westport is a joint venture of Cummins Inc. (NYSE: CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT/TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport's business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities legislation.

SOURCE Cummins Westport Inc.

%CIK: 0001370416

For further information: Inquiries: Westport Innovations Inc.: Darren Seed, Vice President, Capital Markets & Communications, Phone: 604-718-2046, Email: invest@westport.com, Web: www.westport.com; Cummins Inc.: Jon Mills, External Communications, Phone: 317-658-4540, Email: jon.mills@cummins.com, Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 05:00e 12-DEC-14